Exhibit99.1

Results of Annual General Meeting

ADELAIDE, Australia, and CAMBRIDGE, Mass., November 30, 2023 - Bionomics Limited (Nasdaq: BNOX) (“Bionomics” or “Company”), a clinical-stage biotechnology company developing novel, first-in-class, allosteric ion channel modulators to treat patients suffering from serious central nervous system (“CNS”) disorders with high unmet medical need, advises the results of the Annual General Meeting held this day at 9.30 am ACDT. The attached Voting Results provides details of the proxies received and summary of votes cast for each resolution.

FOR FURTHER INFORMATION PLEASE CONTACT:

General Rajeev Chandra Company Secretary CoSec@bionomics.com.au	Investor Relations Kevin Gardner kgardner@lifesciadvisors.com	Investor Relations Chris Calabrese ccalabrese@lifesciadvisors.com

About Bionomics Limited

Bionomics (NASDAQ:BNOX) is a clinical-stage biotechnology company developing novel, first-in-class, allosteric ion channel modulators to treat patients suffering from serious central nervous system (“CNS”) disorders with high unmet medical need. Bionomics is advancing its lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor, for the acute treatment of Social Anxiety Disorder (SAD) and chronic treatment of Post-Traumatic Stress Disorder (PTSD). Beyond BNC210, Bionomics has a strategic partnership with MSD (known as Merck & Co., Inc., Rahway NJ, USA in the US and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions. Bionomics’ pipeline also includes preclinical assets that target Kv3.1/3.2 and Nav1.7/1.8 ion channels being developed for CNS conditions of high unmet need.

www.bionomics.com.au

Bionomics Limited

Annual General Meeting

Thursday, 30 November 2023

Voting Results

Resolution Details				Show of Hands or Poll	Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Res. Results
Resolution		Resolution Type	If s250U applies	S or P	For	Against	Proxy’s Discretion	Abstain/ Exclude	For	Against	Abstain	Carried/Not Carried
1.	Re-election of Mr Aaron Weaver as a Director of the Company	Ordinary	N/A	P	323,121,897 99.58%	726,367 0.22%	648,426 0.20%	846,530 -	323,778,055 99.78%	726,367 0.22%	846,530 -	Carried
2.	Re-election of Dr Jane Ryan as a Director of the Company	Ordinary	N/A	P	323,486,041 99.58%	721,693 0.22%	1 648,426 0.20%	487,060 -	324,142,199 99.78%	721,693 0.22%	487,060 -	Carried
3.	Re-election of Dr Errol De Souza as a Director of the Company	Ordinary	N/A	P	RESOLUTION WITHDRAWN				RESOLUTION WITHDRAWN			-

*Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.